SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 878, de 18.12.2020.

CERTIFICATE OF THE MINUTES OF THE HUNDRED SIXTY-THIRD THIRD MEETING OF THE STATUTORY AUDIT AND RISK COMMITTEE - CAE DA CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is certified, for the appropriate purposes, that on the 01/26/2021, at 9:00 am, the Statutory Audit and Risk Committee - CAE of Eletrobras met remotely, by electronic means. The board member and member MAURO GENTILE RODRIGUES DA CUNHA (MRC) took over the coordination, having also attended the meeting, as members, Mr. LUIS HENRIQUE BASSI ALMEIDA (LHB) and LUIZ CARLOS NANNINI (LCN) and board members DANIEL ALVES FERREIRA (DAF) and FELIPE VILLELA DIAS (FVD). There was no record of absences.

Advising the Eletrobras Board of Directors: Authorization for payment of special dividend reserve. RES 032, of 01.22.2021.

After reasoning about the matter, in light of the presentation made and based on the support material made available, the Committee, in advising the Eletrobras Board of Directors, expressed itself in favor of the proposal to approve the proposal for payment and distribution of the special reserve of dividends, in the amount of R$ 2,291,889,000.00 (two billion, two hundred and ninety-one million, eight hundred and eighty-nine thousand reais), in the form of dividends, pursuant to the decision of the Executive Board of Eletrobras embodied in the resolution RES 032, of 01.22.2021.

In addition, the Committee pointed out to Eletrobras' Board of Directors that, despite the possible impact on cash flow, it was in favor of the Executive Board's proposal due to Eletrobras' low level of leverage and the regulatory position on the need to resolve the issue in the time when financial availability was available.

This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Advisor to the Eletrobras Board of Directors and substitute Secretary of Governance.

Rio de Janeiro, January 27, 2021

FERNANDO KHOURY FRANCISCO JUNIOR

Advisor to the Board of Directors

Information Classification: Confidential

This certificate is classified as confidential, since its improper disclosure may impair the decision-making process of the management bodies and, consequently, cause prejudice or damage to Eletrobras (framing as a preparatory document, under the terms of article 7, § 2, of Law 12.527 / 2011). The disclosure of corporate information to the market must comply with legal, regulatory and internal procedures, especially when dealing with privileged information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.